                                                          FORM N-8F

I.        GENERAL IDENTIFYING INFORMATION

         1.       Reason fund is applying to deregister:

                  [X]      MERGER
                  [ ]      LIQUIDATION
                  [ ]      ABANDONMENT OF REGISTRATION
                  [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY

         2.       Name of fund: The Lutheran Brotherhood Family of Funds

         3.       Securities and Exchange Commission File No: 811-1467

         4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [ ]      Initial Application       [X]      Amendment

         5.       Address of Principal Executive Office:  625 Fourth Avenue South, Minneapolis, Minnesota 55415

         6.       Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:  John C. Bjork, 625 Fourth Avenue South, Minneapolis, Minnesota 55415.  (612) 340-7005

         7.       Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:  James E. Nelson, 625
                  Fourth Avenue South, Minneapolis, Minnesota 55415.  (612) 340-7215

         8.       Classification of fund:

                  [X]      Management company;
                  [ ]      Unit investment trust; or
                  [ ]      Face-amount certificate company.

         9.       Subclassification if the fund is a management company:

                  [X]      Open-end             [ ]     Closed-end

         10.      State law under which the fund was organized or formed:  Delaware

         11.      Provide the name and address of each investment adviser of the fund  (including the sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:  Thrivent Investment Management
                  Inc. (current investment adviser), 625 Fourth Avenue South, Minneapolis, Minnesota 55415; Lutheran Brotherhood
                  Research Corp., 625 Fourth Avenue South, Minneapolis, Minnesota 55415; T. Rowe Price International, Inc., 100 East
                  Pratt Street, Baltimore, Maryland 21202; T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland
                  21202; and Rowe Price-Fleming International, Inc., 100 East Pratt Street, Baltimore, Maryland 21202.

         12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Thrivent Investment Management Inc. (current underwriter), 625 Fourth Avenue South, Minneapolis, Minnesota 55415, and Lutheran Brotherhood Securities Corp., 625
                  Fourth Avenue South, Minneapolis, Minnesota 55415.

         13.      If the fund is a unit investment trust ("UIT") provide:

                  (a)      Depositor's name(s) and address(es)
                  (b)      Trustee's name(s) and address(es)

         14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [ ]      Yes      [X]     No

                  If Yes, for each UIT state:

                  Name(s):
                  File No.:         811-

         15.      (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger,
                  Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]     No

                  If Yes, state the date on which the board vote took place: November 12, 2003

                  If No, explain:

                  (b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
                  Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]No

                  If Yes, state the date on which the shareholder vote took place:  June 16, 2004

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

         16.      Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X]      Yes      [ ]  No

                  (a)      If Yes, list the date(s) on which the fund made those distributions:
                           July 16, 2004

                  (b)      Were the distributions made on the basis of net assets?

                           [X]      Yes      [ ]     No

                  (c)      Were the distributions made PRO RATA based on share ownership?

                           [X]      Yes      [ ]     No

                  (d)      If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  (e)      Liquidations only:
                           Were any distributions to shareholders made in kind?

                           [ ]      Yes     [ ]      No

                           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

         17.      Closed-end funds only:
                  Has the fund issued senior securities?

                  [ ]      Yes      [ ]     No

                  If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

         18.      Has the fund distributed all of its assets to the fund's shareholders?

                  [X]      Yes      [ ]     No

                  If No,
                  (a)      How many shareholders does the fund have as of the date this form is filed?

                  (b)      Describe the relationship of each remaining shareholder to the fund:

         19.      Are there any shareholders who have not yet received distributions in complete liquidation of their interests? No

III.  ASSETS AND LIABILITIES

         20.      Does the fund have any assets as of the date this form is filed?

                  [ ]      Yes      [X]  No

                  If Yes,
                  (a)      Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  (a)      Why has the fund retained the remaining assets?

                  (b)      Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]     No

         21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]      Yes      [X]     No

                  If Yes,
                  (a)      Describe the type and amount of each debt or other liability:

                  (b)      How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

         22.      (a)      List the expenses incurred in connection with the Merger or Liquidation:

                           (i)      Legal expenses: $163,000

                           (ii)     Accounting expenses: $28,200

                           (iii)    Other expenses (list and identify separately):
                                    Proxy soliciation: $1.5 million
                                    Printing: $450,000
                                    Miscellaneous: $50,000

                           (iv)     Total expenses (sum of lines (i)-(iii)) above: $2,191,200

                  (b)      How were these expenses allocated?  100% to the Registrant's Investment Adviser, Thrivent Investment
                           Management Inc.

                  (c)      Who paid those expenses? The Registrant's Investment Adviser, Thrivent Investment Management Inc.

                  (d)      How did the fund pay for unmerited expenses (if any)?

         23.      Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ]      Yes      [X]     No

                  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

         24.      Is the fund a party to any litigation or administrative proceedings?

                  [ ]      Yes      [X]     No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         25.      Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ]Yes   [X]      No

                  If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

         26.      (a)      State the name of the fund surviving the Merger: Thrivent Mutual Funds

                  (b)      State the Investment Company Act file number of the fund surviving the Merger:
                           811-5075

                  (c)      If the merger or reorganization agreement have been filed with the Commission, state the file number(s), form type used and date the agreement was filed: file number 333-113514, Form N-14, March 11, 2004

                  (d)      If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                                             VERIFICATION

The  undersigned  states that (i) he has executed this amended Form N-8F  application  for order under  section 8(f) of the
Investment Company  Act of 1940 on  behalf of The  Lutheran  Brotherhood  Family of Funds,  (ii) he is the  Assistant  Secretary
of The  Lutheran Brotherhood  Family of Funds,  and (iii) all  actions  by  shareholders,  directors,  and any other body necessary  to  authorize  the undersigned to execute and file this amended Form N-8F  application  have been taken.  The undersigned  also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information, and belief.

                                                              (Signature)

                                                              /s/ John C. Bjork
                                                              -------------------------------------------
                                                              John C. Bjork
                                                              Assistant Secretary